September 27, 2024
Kim McManus Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	USCA All Terrain Fund (the “Fund”) File No. 811- 23055

Dear Ms. McManus:

This letter responds to your telephonic comment that we received on September 12, 2024, relating to Amendment No. 10 under the Investment Company Act of 1940, as amended, to the Fund’s registration statement (the “Registration Statement”), filed on July 29, 2024. Set forth below is your comment followed by responses, which the Fund has authorized us to make on its behalf.  All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

Comment 1.	Please update the Repurchase Policy Risk disclosure if repurchases have given rise to the identified risks to the extent material.

Response.
The Registrant has reviewed the Repurchase Policy Risk disclosure and does not consider any of the risks applicable to the Fund presently, except for the increase in expense ratio.  The Registrant confirms that the increase in the Fund’s expense ratio is not material and notes that the Fund continues to operate under its expense cap of 1.75%, which will remain in place through at least July 31, 2025.

Comment 2.	Please provide the estimated percentage of the Fund’s net asset value in cryptocurrency assets.

Response.	As of August 31, 2024, the Fund’s exposure to cryptocurrency is approximately 0.10% of the Fund’s overall net asset value.

Comment 3.	Please file the updated expense limitation agreement reflecting the updated extension through July 2025.

Response.	The Registrant notes the following language in its Expense Limitation and Reimbursement Agreement, which originally became effective August 1, 2018:

The Limitation Period may be extended by us for successive twelve-month periods ending July 31, provided that such extension is approved by a majority of the Trustees of the Trust.

The Registrant confirms that the Fund’s Board of Trustees has approved the extension of Expense Limitation and Reimbursement Agreement through July 31, 2025, and further confirms that the Expense Limitation and Reimbursement Agreement currently on file with the Fund’s registration statement is the effective agreement.

If you have any questions or additional comments, please call the undersigned at (513) 352-6693.

Very truly yours, /s/ Ryan S. Wheeler Ryan S. Wheeler